CUSIP No. M40868107           13D
----------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 9)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                                May 20, 1999
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 /  /





      This Amendment No. 9 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, and Amendment No. 8, dated May 11, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard
 J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

           Messrs. Genger and Gottstein were informed through a press release issued on May 18, 1999 that Asher Edelman, whose group owns approximately 7.1% of the issued and outstanding shares of the Company, informed the Company that he plans to vote all of his group's shares in favor of Messrs. Genger's and Gottstein's proposal to restructure the current Board of the Company.

           In an effort to reach a compromise with respect to the pending proxy contest for removal of certain directors of the Company, Mr. Genger met with Shimon Eckhouse, Chairman of the Board, President and Chief Executive Officer of the Company on May 20, 1999. In order to expedite a solution, Mr. Genger offered that, in lieu of replacing the entire Board (with the exception of Dr. Eckhouse and Thomas Hardy), as is now proposed, Messrs. Genger and Gottstein would agree to the replacement of two existing management directors and one existing non-management director (other than Thomas Hardy) with four nominated independent directors. Alternatively, Mr. Genger suggested that Messrs. Genger and Gottstein would be willing to agree to the removal of two current directors (other than Thomas Hardy) to be identified by the current Board, and the addition of five new directors from among the proposed nominees, thereby creating an eleven-member Board. As part of the compromise, Messrs. Genger and Gottstein also proposed that Dr. Eckhouse step down as president and chief executive officer of the Company and that the new Board would be responsible for creating a special search committee in order to recruit a new chief executive officer. Although Dr. Eckhouse indicated he would discuss the matters with his Board of Directors, Dr. Eckhouse also stated that he would inform the Board that he was opposed to all of the proposals.

           On May 21, 1999, Mr. Genger sent a letter to Dr. Eckhouse, expressing his disappointment with the result of his meeting with Dr. Eckhouse held on May 20, 1999. A copy of the letter is attached hereto as
 Exhibit 19.

           On May 21, 1999, Messrs. Genger and Gottstein sent an open letter to the shareholders of the Company, commenting on the information contained in the Company's press release that was issued on May 17, 1999. A copy of the letter is attached hereto as Exhibit 20.

      Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 19:    Letter, dated May 21, 1999, from Mr. Genger to Shimon
                     Eckhouse

      Exhibit 20: Open Letter to the Shareholders of the Company, dated May 21, 1999, from Messrs. Genger and Gottstein



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: May 21, 1999


                                /s/ Barnard J. Gottstein
                                --------------------------------------
                                Barnard J. Gottstein
                                Individually and as Trustee of
                                the Barnard J. Gottstein Revocable Trust


                                BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                /s/ Barnard J. Gottstein
                                ---------------------------------------
                                Barnard J. Gottstein
                                Trustee



                               EXHIBIT INDEX

 Exhibit
 Number            Title                                              Page
 -------           -----                                              ----

 19         Letter, dated May 21, 1999, from Mr. Genger to
            Shimon Eckhouse                                            6

 20         Open Letter to the Shareholders of the Company,
            dated May 21, 1999, from Messrs. Genger and Gottstein      7